Mail Stop 3561

September 14, 2006

By Facsimile and U.S. Mail

Mr. John E. Zawacki
President and Chief Executive Officer
Blair Corporation
220 Hickory Street
Warren, PA 16366

> **Re:** **Blair Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 8, 2006**
> **File No. 1-00878**
> **Form 10-Q for Three Months Ended March 31, 2006**
> **Filed May 9, 2006**
> **File No. 1-00878**
> **Form 10-Q for Three Months Ended June 30, 2006**
> **Filed August 9, 2006**
> **File No. 1-00878**

Dear Mr. Zawacki:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for Fiscal Year Ended December 31, 2005</u>

<u>Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7</u>

<u>Comparison of 2005 to 2004, page 7</u>

<u>Overview, page 7</u>

1.   The overview does not discuss the quantitative and qualitative aspects of significant changes in the business much less provide management's short and long-term analysis of the business. In circumstances where there is more than one business reason for fluctuations in net sales and other revenue you should attempt to quantify each materially significant incremental change. In future interim and annual filings please provide a robust discussion of the qualitative reasons for the entire decrease in consolidated net sales and other revenue. For example, you attribute about $20 million of the approximate $40 million decline in net sales to the elimination of the Crossing Pointe catalog and the Allegheny Trail wholesale business. Please discuss the remaining unexplained decline in net sales including fees earned in the new marketing and service agreement, decreases in responses rates for catalogs and mailings and other factors, as applicable.   Also quantify the effects of industry-wide economic factors like hurricanes Katrina and Rita and rising gasoline prices cited in your discussion or discuss why it is not practicable to do so. Please provide us with an example of your revised disclosure. See SEC Release No. 33-8350.

2.   Excluding the effects of the Crossing Pointe catalog elimination, we note you experienced decreases of approximately 20%, 10% and 1% in net sales of womenswear, menswear and home products, respectively, over the recent three year period.   We refer you to the tabular information on page 15. In future filings please include a discussion of challenges and risks that caused these material decreases in net sales, management's focus for both the short and long-term and their actions to address these opportunities, challenges and risks. Please provide us with an example of your revised disclosure.

<u>Results of Operations, page 8</u>

3.   We note you disclose that a significant portion of the increase in year to year net income is related to the one-time $27.7 million gain on credit card receivables. Please discuss recurring net income on a year to year comparative basis as well as

> providing the analytical discussion necessary to give meaningful context to the comparison.

Item 9A. Controls and Procedures, page 19

4. We note that you state your disclosure controls and procedures were effective to ensure that information required to be disclosed is recorded, processed, summarized and reported within the applicable time periods specified. In future annual and interim filings, please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and financial officers, to allow timely decisions regarding required disclosure. See Exchange Act 13a-15(e).

5. We note that you state there were no significant changes in your internal controls. Please confirm to us, if true, that there were no changes in internal controls that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please also confirm this for the interim filings as of March 31, 2006 and June 30, 2006, as applicable. In future annual and interim filings please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules, page 21

Consolidated Statements of Income, page F-6

6. Please tell us the individual components that make up other expense, net, for each of the years presented. In future filings, please disclose the material components, as applicable.

Notes to Consolidated Financial Statements, page F-10

Note 7. Other Revenue, page F-21

7. Please tell us about the marketing and service alliance with World Financial Capital Bank. Please include all relevant terms and provisions including a description of the monetary benefits to be received in this alliance. Please tell if you receive fees on the basis of the number of credit card accounts opened, usage of the credit cards, or another alternative basis, as applicable. If you receive fees,

please tell us how you recognize these fees and the applicable accounting guidance. Tell us if you have any ongoing performance obligations to the customers or World Financial Capital Bank and if you offer discounts, reward programs or other promotions to customers. If so, please tell us your accounting treatment.

Form 10-Q for Three Months Ended June 30, 2006

Exhibits 31.1 and 31.2

8.   Please revise your certifications dated May 9, 2006 and August 9, 2006 to include your certifying officer's responsibilities for designing, establishing and maintaining internal control over financial reporting. See 4. and 4.(b) of Regulation 601(b)(31) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Detailed letters greatly facilitate our review. File your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comment on your filings.

You may contact Brian McAllister, Staff Accountant at (202) 551-3341, Donna Di Silvio at (202) 551-3202, or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief